November 17, 2014

Katherine Wray

Attorney- Advisor

Jeff Kauten

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Granito Acquisition I, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed November 3, 2014

File No. 333-197765

Dear Ms. Wray,

The following is the company’s response to your comment letter dated November 17, 2014.

Cover Page

1.

Your revised registration statement does not provide disclosure responsive to prior comment 1.  Please revise to address the following issues:

•

your prospectus cover page should be written in plain English and clearly and concisely explain the legal provisions you reference; and

•

your prospectus cover page should be limited to one page.

Revised for 1 page and legal provisions deleted and cross referenced to the Plan of Distribution.

Financial Statements

2.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, an update disclosure elsewhere in your filing accordingly.

Updated.

Sincerely,

/s/ Frank Underhill Sr.

Frank Underhill Sr.

President

Granito Acquisition I, Inc.